Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of August, 2011 Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                                .)

GRUPO RADIO CENTRO ANNOUNCES GENERAL ORDINARY
SHAREHOLDER MEETING RESULTS

Mexico City, August 12, 2011 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today the results of the Company’s General Ordinary Shareholders’ Meeting held Thursday, August 11, 2011.

Following the recommendation of the Company’s Board of Directors, shareholders approved a dividend payment to all shareholders from retained earnings for fiscal year 2010 in the amount of Ps. 65,000,000, or approximately Ps. 0.39944799728 per each of the 162,724,561 Series A Shares outstanding.

The dividend will be paid in one disbursement on August 22, 2011 to shareholders of record as of August 17, 2011 through S.D. Indeval, S.A. de C.V., a Mexican securities deposit institution.

*****

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations, in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3694
aazpeitia@grc.com.mx	grc@i-advize.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: August 12, 2011	By:	/s/ Pedro Beltrán Nasr
	Name:	Pedro Beltrán Nasr
	Title:	Chief Financial Officer